Prospectus Supplement (To Prospectus dated July 21, 2021)	Filed pursuant to Rule 424(b)(4) Registration No. 333-258005

Prospectus

11,066,258 Shares of Common Stock being offered by the Company

540,884 Shares of Common Stock being sold by the Selling Stockholders

11,607,142 Warrants being offered by the Company

11,607,142 shares underlying the Warrants

442,650 Underwriter’s Warrants

442,650 Shares of Common Stock underlying the Underwriter’s Warrants

Jupiter Wellness, Inc.

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated July 21, 2021, of Jupiter Wellness, Inc. (the “Prospectus”). This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus.

The information in this Supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

See “Risk Factors” beginning on page 7 of the Prospectus, for risk factors and information you should consider before you purchase securities.

The information below supersedes the information in the “Dilution” section and “Description of Capital - Warrants” section of the Prospectus.

DILUTION

If you purchase Company Offering Shares and Company Warrants in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each Company Offering Share and Company Warrants and the net tangible book value per share of our Common Stock after this Offering. Some of the information that we provide in this discussion is on a pro forma as adjusted basis to give further effect to our issuance and sale of 11,066,258 Company Offering Shares and 11,607,142 Company Warrant at a combined public offering price of $2.80 per Company Offering Share and Company Warrant, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our net tangible book value at March 31, 2021 was $2,971,146 or approximately $0.26 per share of Common Stock. Our net tangible book value per share as of March 31, 2021 represents the amount of total assets less intangible assets and total liabilities, divided by the number of shares outstanding.

Our pro forma as adjusted net tangible book value of our shares of Common Stock as of March 31, 2021 gives further effect to the sale of the Company Offering Shares and the Company Warrants at the combined public offering price of $2.80 per Company Offering Share and Company Warrant, after deducting the underwriting discounts and commissions and estimated offering expenses. Our post offering pro forma as adjusted net tangible book value as of March 31, 2021, which does not take into consideration any other changes in our net tangible book value after March 31, 2021, will be:

●	if we close the Offering without the over-allotment option, approximately $31,717,726, or $1.39 per share of Common Stock. This would result in dilution to investors in this Offering of approximately $1.41 per share, or approximately 29%. Net tangible book value per share would increase to the benefit of present shareholders by $1.13 per share attributable to the purchase of the Company Offering Shares by investors in this Offering; and

●	if we close the offering with the over-allotment option exercised in full, approximately $35,365,813, or $1.47 per share of Common Stock. This would result in dilution to investors in this Offering of approximately $1.47 per share, or approximately 29%. Net tangible book value per share would increase to the benefit of present shareholders by $1.21 per share attributable to the purchase of the Company Offering Shares by investors in this Offering;

The following table sets forth the estimated net tangible book value per share of Common Stock after the offering and the dilution to persons purchasing Company Offering Shares based on the foregoing offering assumptions.

	Pro Forma	Pro Forma as adjusted Without Over- Allotment Option	Pro Forma as adjusted With Over- Allotment Option
Combined offering price per Company Offering Share and Company Warrant	$2.80	$2.80	$2.80
Historical net tangible book value per share of Common Stock at March 31, 2021	$2,971,146	$2,971,146	$2,971,146
Pro forma adjustments		28,129,217	32,394,667
Pro forma net tangible book value	$2,971,146	$31,100,363	$35,365,813
Pro forma net tangible book value per share of Common Stock	$0.26	$1.39	$1.47
Dilution per share of Common Stock to new investors		$1.41	$1.33

A $1.00 increase or decrease in the public offering price per Company Offering Share and Company Warrant would increase or decrease our pro forma as adjusted net tangible book value per share after this Offering by approximately $0.45 per share (or $0.49 per share if the over-allotment is exercised in full), and increase or decrease the dilution per share to new investors by approximately $0.55 per share (or $0.51 per share if the over-allotment is exercised in full), assuming the number of Company Offering Shares and Company Warrants offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of Company Offering Shares and Company Warrants that we are offering. An increase (decrease) of 100,000 Company Offering Shares and Company Warrants offered by us, would increase or decrease the as adjusted net tangible book value per share after this Offering by approximately $0.01 per share (or $0.01 per share if the over-allotment is exercised in full), and increase or decrease the dilution per share to new investors by approximately $0.01 per share (or $0.01 per share if the over-allotment is exercised in full).

The following tables set forth, for each of (i) the offering without the over-allotment option (after our estimated offering and placement expenses of $2,986,697) and (ii) the offering with the over-allotment option exercised in full (after our estimated offering and placement expenses of $3,419,821), the total number of shares previously sold to existing stockholders, the total consideration paid for the foregoing and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $1.32 per share paid by existing stockholders and $2.80 per Company Offering Share and Company Warrant paid by the new investors.

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Offering and Placement without over-allotment option:
Existing stockholders	11,724,240	51.4%	$15,479,694	33.3%
New Investors	11,066,258	48.6%	30,985,522	66.7%
Total	22,790,498	100.0%	$46,465,216	100.0%

Offering and Placement with over-allotment option:
Existing stockholders	11,724,240	48.0%	$15,479,694	30.3%
New Investors	12,726,197	52.0%	35,634,514	69.7%
Total	24,450,436	100.0%	$51,114,208	100.0%

To the extent that any of the outstanding warrants are exercised, there will be further dilution to new investors.

DESCRIPTION OF CAPITAL STOCK

Warrants

During 2018 and 2019, the Company conducted a private placement in which it entered into individual subscription agreements with certain investors for the sale of units at a price per unit of $0.25, with each unit consisting of one share of common stock and one two-year warrant to purchase one share of common stock at an exercise price of $0.50 per share. During the fourth quarter of 2018, we sold 958,000 units. During the year ended December 31, 2019, we sold 200,000 additional units. As of September 30, 2020, the total amount of warrants outstanding was 1,158,000. In November 2020, all of these warrants were exercised.

During 2020, the Company issued a total of 1,123,333 warrants, with each warrant to purchase one share of common stock, consisting of 1,073,333 warrants issued in connection with the Company’s initial public offering at an exercise price of $8.50 per share, expiring in October 2025, and 50,000 warrants issued in connection with the Endorsement Agreement with Tee-2-Green at an exercise price of $3.90, expiring in November 2025.

During 2021, the Company issued 525,001 warrants in relation to loans amounting $3,150,000 to the Company issued by the investors. As of the date of this prospectus there are 1,648,334 warrants outstanding.

Company Warrant

The registration statement of which this prospectus is a part also registers for sale Company Warrants to purchase up to 11,607,142 shares of Common Stock (or 13,348,213 shares of Common Stock if the underwriter exercises its over-allotment option in full).

Each Company Warrant is exercisable for one share of our common stock, with an exercise price equal to $2.79 per share at any time for up to five years after the date of the closing of this Offering. The Company Warrants issued in this Offering will be governed by the terms of the Company Warrants. The holder of a Company Warrant will not be deemed a holder of our underlying Common Stock until the Company Warrant is exercised.

Subject to certain limitations as described below the Company Warrants are immediately exercisable upon issuance on the closing date and expire on the fifth year anniversary of the closing date. Subject to limited exceptions, a holder of Company Warrants will not have the right to exercise any portion of its Company Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our Common Stock then outstanding after giving effect to such exercise.

Upon the holder’s exercise of a Company Warrant, we will issue the shares of common stock issuable upon exercise of the Company Warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised to the extent permitted via the “cashless” exercise provision). Prior to the exercise of any Company Warrants to purchase Common Stock, holders of the Company Warrants will not have any of the rights of holders of the Common Stock purchasable upon exercise, including the right to vote, except as set forth therein.

Warrant holders may exercise Company Warrants only if the issuance of the shares of common stock upon exercise of the Company Warrants is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the Company Warrants are exercised. The Company Warrant holders must pay the exercise price in cash upon exercise of the Company Warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the Company Warrants (in which case, the Company Warrants may only be exercised via a “cashless” exercise provision).

If at any time the closing price per share of the common stock shall exceed 300% of the exercise price then in effect for five consecutive trading days on each of which the daily dollar volume of the common stock equals or exceeds $5,000,000, the Company, at its option, may redeem the Company Warrants, in whole or in part, at a price of $0.01 per share (subject to adjustment as provided therein, the “Redemption Price”). The Company may exercise its redemption right by giving a redemption notice to the holder no more than 30 and no less than 10 calendar days before the date fixed specified in the redemption notice for redemption. On and after 5:00 p.m. (New York City time) on the date fixed for redemption, a holder shall have no rights with respect to its Company Warrant except to receive the Redemption Price.

In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the Company Warrants will be entitled to receive upon exercise of such Company Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their Company Warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Company Warrants.

We do not intend to apply for listing of the Company Warrants on any securities exchange or other trading system.

Underwriter’s Warrant

The registration statement of which this prospectus is a part also registers for sale warrants to purchase up to 442,650 shares of Common Stock to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this Offering. The Underwriter’s Warrants will be exercisable during a period commencing at six months from the effective date of the offering and ending five years from the effective date of the offering at an exercise price equal to 125% of the combined public offering price of a Company Offering Share and a Company Warrant. Please see “Underwriting – Underwriter’s Warrants” for a description of these warrants.

The date of this prospectus supplement is July 26, 2021.